EIMO OYJ STOCK EXCHANGE RELEASE 26.1.2001 AT 8.30 A.M.                    1 (2)

EIMO - PRELIMINARY INFORMATION

According to preliminary information Eimo's consolidated net sales in 2000 were EUR 105.5 million, operating profit EUR 13.7 million and profit before taxes EUR
12.7 million.

While sales were in line with the most recent company estimate, profits were over EUR 2 million below expectations, primarily because of customer induced, non-recurring excessive costs in product programs, part of which costs are not expected to be reimbursed to Eimo. Additional expenses, which also contributed to the reduction in anticipated profits for the year, included the write-down of certain inventory and additional costs related to the company's international expansion.

The preliminary information has not been audited and is not based on financial statements approved by the Board of Directors. Eimo's financial statement bulletin will be published on February 15, 2001.

EIMO OYJ
Heikki Marttinen
President and CEO

Additional information:
Elmar Paananen +358 500 503865, Vice Chairman, IR

Distribution:
Helsinki Exchanges
Main media

As previously announced, Eimo and Triple S Plastics, Inc. have entered into a merger agreement whereby Triple S will become a wholly owned subsidiary of Eimo.

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will contain important information, including a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of
charge from the SEC website at www.sec.gov.   The combined proxy
statement/prospectus of Triple S and Eimo will be sent, free of charge, to persons who are holders of Triple S Common Stock as of the record date for the Triple S Special Meeting.

                                                                           2 (2)

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.